Exhibit 99.46
Quest Uranium Corporation
NEW QUEST B-ZONE DRILLING RETURNS 1.23% OVER 38.5 M
AND 1.27% OVER 34.1 M TOTAL RARE EARTHS, DEPOSIT
POTENTIAL CONFIRMED, STRANGE LAKE PROJECT,QUÉBEC
Highlights:
-	B-Zone drilling has now fully-confirmed the REE deposit potential of the Strange Lake property

-	Multiple, high-grade intersections of between 1.03% and 3.74% REE over widths of 3.0 and 38.5 m characterize all holes drilled into the zone, within a larger, 102.85 m-thick, mineralized envelope grading between 0.9%-1.0% REE

-	Final drill data is being compiled in preparation for Resource Estimation work by Wardrop Engineering

-	A one-tonne bulk sample of B-Zone mineralization has been received by Hazen Research for completion of metallurgical testing
Toronto, December 10, 2009 — Quest Uranium Corporation (TSX-V : QUC) is pleased to report that assay results from the remaining diamond drilling of their B-Zone rare earth element (REE) deposit (see Press Release : November 12, 2009, Figure 1) has fully-confirmed the significant resource potential of the zone . Quest’s drilling has now returned strong REE drill assay grades over a minimum strike of 1.1 km. The widths of the mineralized envelope have increased to at least 500 m and the mineralized envelope is at least 135.2 m in vertical thickness. Lab results for holes BZ-09-015 to 019 returned multiple, high rare earth element oxide (TREO) grade intersections of between 1.03% and 3.74% over vertical thicknesses of 3.0 m to 38.5 m. Heavy REE (HREE) represents between 28.8% and 71.0% of the TREO content intersected in the new drilling. Strong values of zirconium (Zr), niobium (Nb) and hafnium (Hf) continue to characterize the REE intercepts and have the potential to contribute important resource value to the mineralized zone. Mineralization continues to be open to resource expansion at depth and along strike towards the northeast. As reported for previous drill holes, the 5 drillholes reported today all were stopped in mineralization. Detailed assays from the reported drilling are available and have been posted to Quest’s website homepage at www.questuranium.com for viewing.
“To date, our B-Zone drilling results have strengthened our confidence in the significant resource potential that the deposit holds,” said Peter Cashin, Quest’s President & CEO. “The mineralization grades, thicknesses and lateral continuity have, thus far, been very consistent. All indications from our exploration work point to our strong possibility of significantly expanding the Strange Lake project’s resource potential in 2010. Our exploration team is now finalizing the compilation of all drilling data on the project in preparation for handing it to our engineering contractor, Wardrop Engineering, for Resource Estimation.”

B-Zone Definition Drill Program
Drill results have confirmed strong REE mineralization over 1.1 km of strike, over widths of at least 500 m and over vertical thicknesses of up to 135.2 m (see Figure 2). Drilling appears to define the mineralization to be relatively flat-dipping and is exposed at the outcrop surface (see Figure 3). Holes herein reported continue to intersect strongly mineralized pegmatites and intensely altered and mineralized granite. The surface footprint of the B-Zone mineralization is manifested as a two km-long, northeast-trending airborne radiometric anomaly northwest of the Strange Lake Main Deposit (historical resource estimate, pre-National Instrument 43-101; Venkatswaran, 1983 — 52 million tonnes @ 3.25% ZrO2, 0.56% Nb2O5, 0.66% Y2O3, 0.12% BeO and 1.30% TREO). Holes reported here indicate that good resource potential exists to the northwest of hole BZ-09-017 and BZ-09-019 in the northeast projection of thickest and highest-grade part of the B-Zone mineralized system (Figure 4 and 5). In addition, widely-spaced IOC (historical) drilling indicates that mineralization continues further towards the northeast, well past the limits of Quest drilling.
The best results returned from five additional vertical drillholes, totaling 546.0 m, are:

Borehole #	From (m)	To (m)	Length (m)	TREO + Y (%)	HREE (%)

BZ-09-015	8.15	111.0	102.85	0.90	35.0
including	94.03	95.1	1.07	1.54	58.6
and including	100.0	106.38	6.38	1.03	45.6

BZ-09-016	5.41	11.0	5.59	1.55	44.7
	15.1	53.55	38.45	1.23	50.4
including	15.1	20.0	4.9	1.72	59.0
and including	27.0	32.7	5.7	1.22	55.1
and including	46.72	53.55	6.83	2.13	51.6
and including	48.0	51.0	3.0	3.35	59.6

BZ-09-017	24.08	43.0	18.92	1.03	38.5
including	25.92	28.0	2.08	1.55	40.3
and including	41.44	43.0	1.51	1.65	55.9
	65.53	82.28	16.75	1.45	43.4
including	65.53	68.68	3.15	3.74	38.8
and including	70.0	74.52	4.52	1.10	41.6
	99.13	100.57	1.44	1.22	28.8
	103.3	105.0	1.70	1.03	42.9

BZ-09-018	8.0	110.79	102.79	0.89	31.2
including	71.79	77.05	5.26	1.34	59.9
and including	108.8	110.79	2.79	1.33	27.7

BZ-09-019	3.2	24.83	21.63	1.01	35.7
including	21.0	24.83	3.83	1.20	43.8
	63.3	97.37	34.07	1.27	45.2
including	66.42	77.12	10.7	1.89	47.5
and including	71.0	77.12	6.12	2.63	54.0
and including	87.9	97.37	9.47	1.12	45.8

Where: Be=beryllium, Zr=zirconium, Y=yttrium, Nb=niobium, La=lanthanum, Ce=cerium, Nd=neodymium, Sm=samarium, Pr=praseodymium, Eu=europium, Gd=gadolinium, Tb=terbium, Dy=dysprosium, Lu=lutetium, Tm=thulium, LREE=light rare earth elements, HREE=heavy rare earth elements, TREE= Total Rare Earth metals, TREO= Total Rare Earth Oxides.
The better grades of mineralization appear to be related to the pegmatitic phases of the host granite (see Figures 4, 5). The highly-altered granite hosting the pegmatites continues to carry elevated grades of REE over the entire length of the drilling. Strong bulk-grade intersections were returned from drillholes BZ-09-015 (0.9% TREO over 102.85 m) and BZ-09-017 (0.98% TREO over 102.75 m). In addition to REE, the mineralized zone has returned elevated concentrations of zirconium, niobium and hafnium which could add to the resource value of mineralization on the property. As an example, the section on hole BZ-09-019 from 63.3 m to 101.0 m down the hole (37.7 m core length) grades 0.391% niobium oxide (Nb2O5) and 2.48% zirconium oxide (ZrO2)
A one-tonne bulk sample of the B-Zone mineralization has been received by Hazen Research, Inc. of Golden, Colorado. Metallurgical work will commence soon and is expected to be completed in four months. The B-Zone rocks are characterized as highly hematite and specularite-altered and fluorite-mineralized Strange Lake alkali granite. The B-Zone appears to be mineralogically similar to the Main IOC deposit to the southeast and may exhibit similar metallurgical characteristics to the IOC REE zone. In addition, preliminary findings of a Quest-supported McGill University research program indicates that the greater intensity of the rock alteration observed at the B-Zone is reflected in mineralogy that is being converted into carbonate species REE minerals, in particular, Kainosite (Y, LREE carbonate) after Allanite (LREE silicate). Such a mineral assemblage would be expected to have very good REE liberation characteristics.
43-101 Preliminary Resource Estimate
An inferred resource estimate for the B- and Main zones will be calculated once all of Quest’s diamond drilling data from the 2009 program is compiled. The data will be handed over to Wardrop Engineering Inc., of Toronto, Ontario, before year-end for commencement of the work. It is anticipated that this resource estimate will be completed sometimes in the Q2 2010.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and was responsible for this news release. Material for analysis has been obtained from drill core which was cut in half using a diamond saw. Half of the core was sent to the lab for analysis, with the remaining half left on-site for future reference. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.
The 1983 historical mineral resource estimate referred to in this press release was prepared before the introduction of National Instrument 43-101. No qualified person has undertaken sufficient work to classify this historical resource estimate as current mineral resources or mineral reserves. Accordingly, Quest is not treating the historical resource estimate as current mineral resources or mineral reserves, as defined in National Instrument 43-101, and the historical resource estimate referred to in this press release should not be relied upon.

About Quest Uranium
Quest Uranium Corporation is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Company is publicly-listed on the TSX Venture Exchange as “QUC” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
     Peter J. Cashin, President and CEO
     Tel: (416) 916-0777 or 1-887-916-0777
     Fax: (416) 916-0779
     E-mail: info@questuranium.com
     URL: www.questuranium.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release
This press release may contain “forward-looking statements”. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward looking statements”.

Figure 1 — Strange Lake Project Location Map, George River area, Québec

Figure 2 — B-Zone REE Discovery Compilation and Drillhole Location Map, Strange Lake Project, Québec

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3.23% ZrO2, 1.80% Y2O3, 0.91% Nb2O5, 10.27% TREO
5.67% ZrO2, 0.66% Y2O3, 0.37% Nb2O5, 1.67% TREO
1.18% ZrO2, 0.87% Y2O3, 2.20% Nb2O5, 8.09% TREO
2.09% ZrO2, 2.23% Y2O3, 3.95% Nb2O5, 14.43% TREO
B Zone REE Discovery Area
200 0 200 400
Meters
UTM NAD 83 ZONE 20
S.N.R.C. 24A, 14D
Water
Granite exotic poor
Granite exotic rich
Granite exotic rich aplite pegmatite
Granite inclusion bearing
Gneisses
Thorium High
Thorium Moderate
Breccia
Adamellite
Inuit Land
Strange Lake Exempt Mineral Land
Old Iron Ore C. Boreholes
Quest Uranium, 2009 DDH Final
Boulder
Outcrop
Trench sub-crop
Quest Uranium Corporation
Strange Lake Project
B Zone and Main Zone

Figure 3 — B-Zone Drillhole Location Map with Surface Footprint of Mineralization, Strange Lake Project, Québec

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6243000
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Open
Open
BZ09015
BZ09001
BZ09017
BZ09002
BZ09019
BZ09018
BZ09003
BZ09010
BZ09004
BZ09006
BZ09016
BZ09005
BZ09012
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0 100 200
Meters
UTM NAD 83 ZONE 20
S.N.R.C. 24A, 14D
Water
Breccia
Adamellite
Inclusion Bearing Granite
Gneisses
Surface Footprint of the B Zone
Old Iron Ore C. Boreholes
Quest Uranium, 2009 Boreholes
Quest Uranium Corporation
Strange Lake Project
B Zone

Figure 4 — B-Zone Oblique Composite Geological Cross Section, Strange Lake Project, Québec

Figure 5 — B-Zone Geological Cross Section 0+00, Strange Lake Project, Québec